FILE NO. 82-34777

(Translation)

November 16, 2007

Dear Sirs,

Name of the company: West Japan Railway Company

Representative: Masao Yamazaki
President and Representative Director

Code No.: No. 9021
Tokyo Stock Exchange,
Osaka Securities Exchange,
Nagoya Stock Exchange and
Fukuoka Stock Exchange

Further inquiries: Michio Utsunomiya
General Manager of Corporate Communications Department
(Tel.: 06-6375-8889)

Notice of Purchase by the Company of its Own Shares on the Market and the Completion of Acquisition thereof

(Acquisition by the Company of its own shares in accordance with its Articles of Incorporation pursuant to Article 165, paragraph 2 of the Corporation Law of Japan)

Notice is hereby given that West Japan Railway Company (the "Company"), in order to acquire its own shares, carried out a purchase thereof on the market as described below.

Notice is also given that the acquisition of its own shares by the Company authorized by the resolution adopted at the meeting of its Board of Directors held on October 30, 2007 was completed as a result of this purchase.

Description

1. Class of shares purchased: Shares of common stock of the Company
2. Number of shares purchased: 17,434 shares
3. Aggregate purchase prices: ¥9,999,595,000

4. Purchase period: October 31, 2007 through November 16, 2007

5. Method of purchase: Purchase on the market established by the Tokyo Stock Exchange

(For reference)

Content of the resolution adopted at the meeting of its Board of Directors held on October 30, 2007:

(1) Class of shares to be acquired: Shares of common stock of the Company

(2) Total number of shares to be acquired: (Not exceeding) 20,000 shares (Ratio thereof to the total number of issued shares: 1.00%)

(3) Aggregate acquisition prices of shares: (Not exceeding) ¥10,000,000,000

(4) Acquisition period: October 31, 2007 through December 28, 2007

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